November 25, 2025

Steven C. Poling
Assistant Secretary
Mercedes-Benz Retail Receivables LLC
35555 W. Twelve Mile Road, Suite 100
Farmington Hills, MI 48331

       Re: Mercedes-Benz Retail Receivables LLC
           Registration Statement on Form SF-3
           Filed September 30, 2025
           File No. 333-290637
Dear Steven C. Poling:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
       Instruction I.A.2 of Form SF-3.
Form of Prospectus
Underwriting
Stabilization Transactions, Short Sales and Penalty Bids, page 137

2. We note your disclosure that the underwriters may execute short sales in the notes
       (referred to as a    naked    short sale), or similar transactions, or
may reduce that short
       position by purchasing the offered notes in the open market. We also note the
 November 25, 2025
Page 2

       disclaimer that neither the depositor nor any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice. Please explain how this disclosure is consistent with Securities Act Rule 192 or revise the disclosure to qualify it as subject to applicable law, including Rule 192.
Glossary of Terms, page 140

3.     The definition of    FRBNY   s Website    on page 145 includes a website
address that
       does not appear to be functioning. Please revise your disclosure to provide the correct website address for accessing the applicable SOFR rates on the Federal Reserve Bank
       of New York   s website.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jason Weidberg at 202-551-6892 or Arthur Sandel at 202-551-3262
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Structured Finance